UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Dated: July 27, 2023

Commission File Number: 333-12138

CANADIAN NATURAL RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

2100, 855 - 2ND Street S. W., Calgary, Alberta T2P 4J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐          Form 40-F ☒

Exhibit Number	Description

99.1	Dealer agreement by and among Canadian Natural Resources Limited and the Dealers named therein

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian Natural Resources Limited (Registrant)

Date: July 27, 2023	By:	/s/ Stephanie A. Graham
Stephanie A. Graham
Corporate Secretary & Associate General Counsel (Canada)